June 16, 2014

Filed pursuant to Rule 433

Registration No: 333-191692

Final Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated June 16, 2014 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 6.30% Non-Cumulative Preferred Stock, Series W

Expected Security Ratings*:	Ba1 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	34,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $25 per Depositary Share)

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	June 16, 2014

Settlement Date:	June 23, 2014 (DTC) (T + 5)

Dividend Rate (Non-Cumulative):	6.30% per annum

Dividend Payment Dates:	Each March 1, June 1, September 1 and December 1, beginning on September 1, 2014, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	On any Dividend Payment Date on or after September 1, 2019, in whole or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the prospectus supplement dated June 16, 2014) in whole but not in part, at a redemption price equal to 100% of the liquidation preference (equivalent to $25 per Depositary Share) plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange.

Public Offering Price:	$25 per Depositary Share

Underwriting Commissions(1):	$26,775,000

Net Proceeds (Before Expenses) to Issuer(1):	$823,225,000

Over-allotment Option:	The underwriters also may purchase up to an additional 5,100,000 Depositary Shares at the Public Offering Price within 30 days of the date of the final prospectus supplement in order to cover over-allotments, if any.

Sole Bookrunner:	J.P. Morgan Securities LLC

Joint Lead Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.

CUSIP/ISIN for the Depositary Shares:	481246 700 / US4812467003

(1)	The Underwriting Commissions of $0.7875 per Depositary Share will be deducted from the Public Offering Price; provided, however, that for sales to certain institutions, the underwriting discount deducted will be $0.3125 per Depositary Share, which will increase the proceeds to the Issuer with respect to these Depositary Shares by $59,375.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Settlement Period: The closing will occur on June 23, 2014, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

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